UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))
OPTIONS TO PURCHASE, AND STOCK APPRECIATION RIGHTS IN RESPECT OF, SHARES OF
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Numbers of Common Stock underlying Class of Securities)

Elizabeth M. Markowski	Copy to:
Senior Vice President, General Counsel and Secretary
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(303) 220-6600
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Communication from Mike Fries to Eligible Participants dated May 13, 2009

99.2	Frequently Asked Questions

99.3	Letter from Christopher Noyes to Shareholders dated May 13, 2009 (incorporated by reference to Exhibit 99.1 to Liberty Global, Inc.’s Current Report on Form 8-K filed May 13, 2009)

99.4	Communication from Mike Fries to Business Unit Heads dated May 13, 2009